EXHIBIT 99.2
------------














SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

(Unaudited - Prepared by Management)

Pro-forma Consolidated Financial Statements

June 30, 2003







Index
-----

Pro-forma Consolidated Balance Sheet

Pro-Forma Consolidated Statement of Stockholders' Equity

Pro-Forma Consolidated Statement of Operations

Notes to Pro-forma Consolidated Financial Statements

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Pro-forma Consolidated Balance Sheet
June 30, 2003
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
==================================================================================================================================
                                                               Sinovac       Tangshan Yian
                                                          Biotech Ltd.          Biological
                                                         June 30, 2003    Engineering Co.,           Pro-forma
                                                           (Pro-forma)       Ltd., June 30         adjustments          Pro-forma
                                                              (Note 1)                2003            (Note 3)        consolidated
----------------------------------------------------------------------------------------------------------------------------------

ASSETS

Current assets
  Cash and cash equivalents                                  730,250      $       17,263 (a)  $      760,000      $    1,507,513
  Accounts receivable, net                                 1,020,096              28,785                   -           1,048,881
  Inventories                                              1,552,210              81,475                   -           1,633,685
  Prepaid expenses and deposits                               12,990                   -                   -              12,990
----------------------------------------------------------------------------------------------------------------------------------

Total current assets                                       3,315,546             127,523             760,000           4,203,069
----------------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment                              7,706,783           1,894,958                               9,601,741
Due from a related party                                     677,487                   - (b)       1,800,000           1,800,000
                                                                                         (e)        (677,487)
Promissory note - secured, bearing interest at 8%                  -                   - (a)       1,793,996           1,793,996
Licenses, permits and other intangible asset               2,578,345                   -                   -           2,578,345
Investment in Sinovac Biotech Co., Ltd.                            -             532,139 (b)        (532,139)                  -
----------------------------------------------------------------------------------------------------------------------------------

Total assets                                          $   14,278,161           2,554,620      $    3,144,370      $   19,977,151
==================================================================================================================================

LIABILITIES

Current liabilities                                                -
  Loans payable                                              872,282           1,119,324 (c)  $   (1,119,324)     $      872,282
  Accounts payable and accrued liabilities                 1,760,714             705,990 (d)       2,200,000           4,666,704
  Due to related parties                                   1,246,344             677,487 (e)        (677,487)          1,246,344
  Deferred research grants                                   121,850                   -                   -             121,850
----------------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                  4,001,190           2,502,801             403,189           6,907,180
----------------------------------------------------------------------------------------------------------------------------------

Unamortized finance charge on proceeds
  receivable on disposal of investment                             -                   - (b)         133,000             133,000

MINORITY INTEREST                                          5,035,667                   -                   -           5,035,667

STOCKHOLDERS' EQUITY

Preferred stock                                                    -                   -                   -                   -
  Authorized: 50,000,000 shares at par value of
    $0.001 each
  Issued and outstanding: nil
Common stock                                                  27,091           1,130,198 (a)       2,553,996              30,591
  Authorized: 100,000,000 shares at par value of
    $0.001 each                                                                          (c)       1,119,324
  Issued and outstanding: 30,591,033                                                     (d)      (4,800,018)

Additional paid-in capital                                 5,621,362              85,176 (d)       2,571,324           8,277,862
                                                                                                           -
Accumulated deficit                                         (407,149)         (1,163,555)(b)       1,134,861            (407,149)
                                                                                         (d)          28,694
----------------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                 5,241,304              51,819           2,608,181           7,901,304
----------------------------------------------------------------------------------------------------------------------------------

                                                          14,278,161           2,554,620      $    3,144,370      $   19,977,151
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Pro-forma Consolidated Statement of Stockholders' Equity
For the six months ended June 30, 2003
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
======================================================================================================================
                                                                                                                Total
                                                     Common stock             Additional                        Stock-
                                              ---------------------------        paid-in    Accumulated       holders'
                                                    Shares         Amount        capital        deficit         equity
----------------------------------------------------------------------------------------------------------------------


Recapitalization as a result of acquisition
  of China Sinovac by Sinovac (Pro-forma)      27,091,033    $    27,091    $ 5,621,362    $  (341,505)   $ 5,306,948

Issuance of common stock to effect
  the acquisition of Tangshan Yian              3,500,000          3,500      2,656,500              -      2,660,000

Comprehensive income (loss)
- Net (loss) for the period                             -              -              -        (65,644)       (65,644)
----------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2003                         30,591,033    $    30,591    $ 8,277,862    $  (407,149)   $ 7,901,304
======================================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Pro-Forma Consolidated Statement of Operations
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
==============================================================================================================================
                                                           Sinovac       Tangshan Yian
                                                      Biotech Ltd.          Biological           Pro-forma
                                                        (Proforma)         Engineering         adjustments           Pro-forma
                                                          (Note 1)           Co., Ltd.            (Note 3)        Consolidated
------------------------------------------------------------------------------------------------------------------------------

                                                        Six months          Six months
                                                             Ended               Ended
                                                           June 30             June 30
                                                              2003                2003
------------------------------------------------------------------------------------------------------------------------------

Sales                                             $    1,090,856              21,903 (d)  $      (21,903)     $    1,090,856

Cost of sales                                            357,386              31,798 (d)         (31,798)            357,386
------------------------------------------------------------------------------------------------------------------------------

Gross profit (loss)                                      733,470              (9,895)              9,895             733,470
------------------------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses             615,615              53,451 (d)         (53,451)            615,615

Research and development expenses                         18,099                 365 (d)            (365)             18,099

Interest and financing expenses                          118,690              21,955 (d)         (21,955)            118,690

Depreciation of property, plant and equipment
  and amortization of licenses and permits               132,994              10,812 (d)         (10,812)            132,994

Equity in net loss of Sinovac                                  -              24,134 (d)         (24,134)                  -
------------------------------------------------------------------------------------------------------------------------------

                                                         885,398             110,717            (110,717)            885,398
------------------------------------------------------------------------------------------------------------------------------

Operating (loss)                                       (151,928)            (120,612)            120,612            (151,928)

Gain on disposal of drug license                               -             240,618 (d)        (240,618)                  -

Dilution gain                                                  -              98,698 (d)         (98,698)                  -

Gain on disposal of investment                                 -                   - (b)       1,134,861                   -
                                                                                     (d)      (1,134,861)
Interest income                                           23,214               1,101 (d)          (1,101)             23,214
------------------------------------------------------------------------------------------------------------------------------

Income (loss) for the period before income
  taxes and minority interest                          (128,714)             219,805            (219,805)           (128,714)

Deferred income tax (expense)                                  -            (47,930) (d)          47,930                   -

Minority interest                                         63,070                   -                   -              63,070
------------------------------------------------------------------------------------------------------------------------------

Net income (loss) for the period                  $      (65,644)            171,875      $     (171,875)     $      (65,644)
==============================================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Pro-forma Consolidated Financial Statements
June 30, 2003
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
================================================================================


1.   Basis of Presentation
--------------------------

     These pro-forma consolidated financial statements have been prepared solely for submission to the U.S. Securities and Exchange Commission in connection with the acquisition of Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"), a company incorporated in China and engaged in the research and development, production and sales of pharmaceutical products in China, by Sinovac Biotech Ltd. ("Sinovac"). A major shareholder and director of Sinovac is also a director and a minority shareholder of Tangshan Yian.

     These pro-forma consolidated financial statements are not necessarily indicative of the actual results which would have been attained had the combination been in effect on the date indicated or which may be attained in the future.

     These pro-forma consolidated financial statements have been prepared by management from information derived from the pro-forma consolidated financial statements of Sinovac as at June 30, 2003 (after the completion of its acquisition of Sinovac Biotech Co., Ltd.) and the audited financial statements of Tangshan Yian as at June 30, 2003.


2.   Proposed Acquisition and Pro-forma Assumptions
---------------------------------------------------

     (a)  Letter Of Intent

          Pursuant to a letter of intent dated October 20, 2003, Sinovac will acquire 100% interest in Tangshan Yian by issuing 3,500,000 common stocks and paying $2.2 Million in cash, with a total approximate fair value of $4.8 Million, within twelve (12) months from the date of entering into a formal agreement. The acquisition is recorded by using the purchase method of accounting.

     (b)  Disposal Of Long-term Investment

          On September 24, 2003, Tangshan Yian disposed all of its 16% interest in Sinovac Biotech Co, Ltd. ("China Sinovac"), a 51% owned subsidiary of Sinovac, to an individual related to a common director of Tangshan Yian and China Sinovac for cash of approximately $1.8 Million. Thangshan Yian also agreed that the proceeds do not have to be paid until one year after the completion of this transaction.

          The disposition is assumed to have taken effect on June 30, 2003 for the purpose of preparing these pro-forma financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Pro-forma Consolidated Financial Statements
June 30, 2003
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
================================================================================


2.   Proposed Acquisition and Pro-forma Assumptions (continued)
---------------------------------------------------

     (c)  Additional Capital Financing

          Tangshan Yian agreed to raise an approximately $2.6 Million equity ($760,000 cash and $1,793,996 promissory note) from an unrelated party immediately before the afore-mentioned proposed acquisition by Sinovac. The promissory note is secured, bearing interest at 8% per annum and has a one year term. The additional equity financing and the conversion of debt for equity as described in Note 2(d) will cause the change of control in Tangshan Yian.

          The approximate $2.6 Million equity capital financing is assumed to have taken effect on June 30, 2003 for the purpose of preparing these pro-forma financial statements.

     (d)  Debt Exchange for Shares

          Creditors of Tangshan  Yian have agreed to convert  $1,119,324 of debt
          into  equity  in  Tangshan   Yian   before  the   completion   of  the
          afore-mentioned proposed acquisition by Sinovac.

          The proposed debt for the equity is assumed to have taken effect on June 30, 2003 for the purpose of preparing these pro-forma financial statements.

     (e)  The net assets acquired by Sinovac are summarized as follows:

          Cash and cash equivalents                          $        777,263
          Accounts receivable and others                               28,785
          Promissory note - secured and 8% interest rate            1,793,996
          Due from a related party                                  1,800,000
          Inventories                                                  81,475
          Property, Plant and equipment                             1,894,958
          Accounts payable and accrued liabilities                 (1,383,477)
          Unamortized finance charge                                 (133,000)
          ---------------------------------------------------------------------

                                                             $      4,860,000
          =====================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Pro-forma Consolidated Financial Statements
June 30, 2003
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
================================================================================


3.   Pro-forma Adjustments
--------------------------

     (a) To record the proposed approximate additional $2.6 Million equity financing by Tangshan Yian.

     (b)  To record the  disposal  of  investment  in China  Sinovac by Tangshan
          Yian.

     (c) To record the conversion of $1,119,324 of debt for equity by Tangshan Yian.

     (d)  To record the acquisition of Tangshan Yian by Sinovac.

     (e)  To eliminate inter-company receivable and payable.